ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2020	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Legg Mason Partners Institutional Trust (the “Registrant”) (Registration Nos. 33-49552 and 811-06740) Post-Effective Amendment Number 136 (“Post-Effective Amendment No. 136”) to the Registrant’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on May 15, 2020, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced amendment to the Registration Statement of the Registrant, relating to Western Asset SMASh Series Core Completion Fund (the “Fund”), a series of the Registrant, that Ms. Alison White provided by telephone to Adam Schlichtmann on June 29, 2020. For convenience of reference, each of the comments is summarized before the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Registrant currently intends to make a 485(b) filing on July 28, 2020 containing the Fund’s prospectus (“Prospectus”) and statement of additional information (“SAI”) that will become effective on or about August 17, 2020.

General Comments

1.	Please update the Fund’s EDGAR series and Class IDs with its TICKER symbols.

Response:	The requested changes have been made.

Prospectus Comments

2.

If the Fund intends to rely on Rule 30e-3 under the Investment Company Act of 1940, as amended, (the “1940 Act”), please include the statement on the front cover of the Fund’s Prospectus required by Rule 30e-3 or confirm that the Fund does not intend to rely on Rule 30e-3.

July 22, 2020

Response:	The Registrant confirms that the Fund does not currently intend to rely on Rule 30e-3.

3.

Please revise the footnote to the table the table in the “Fees and expenses of the fund” section describing the Fund’s contractual expense reimbursement arrangement to describe the terms of any applicable recapture provision.

Response:	The Fund’s expense reimbursement arrangement is not subject to recapture.

4.	Please clarify in the Fund’s “Principal Investment Strategies” section whether the Fund will invest in equities.

Response:

The Registrant respectfully directs the Staff to the Fund’s “More on the fund’s investment strategies, investments and risks – Equity securities” section, which states that: “[a]lthough, the fund invests principally in fixed income securities and related investments, the fund may from time to time invest in or receive equity securities and equity-like securities...” Item 4(a) of Form N-1A requires that a fund, “[b]ased on the information given in response to Item 9(b), summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Fund’s “Principal investment strategies” discloses that:

“The fund has a flexible investment strategy and invests in a variety of securities and instruments and uses a variety of investment techniques in pursuing its objective. The fund presently intends to limit its investments to U.S. dollar denominated securities and currently anticipates that it will generally only purchase debt securities that are rated in the Baa or BBB categories or above at the time of purchase by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”) or unrated securities of comparable quality at the time of purchase (as determined by the subadviser). These securities are known as “investment grade securities.” The fund may invest a substantial portion of its assets in mortgage-backed and asset-backed securities.”

The Registrant believes that this disclosure meets the requirements of Item 4(a) of Form N-1A and respectfully declines to make any changes in response to this Comment.

July 22, 2020

5.	Please disclose whether the subadvisers for the Fund have any initial targeted average maturity or expected duration of the Fund.

Response:

The Registrant respectfully directs the Staff to the Fund’s “More on the fund’s investment strategies, investments and risks – Maturity and duration” section, which states that the Fund: “may take full advantage of the entire range of maturities and durations, and may adjust the average maturity or duration of the investments held by the fund from time to time, depending on their assessment of the relative yields of securities of different maturities and durations and their expectations of future changes in interest rates.” Item 4(a) of Form N-1A requires that a fund, “[b]ased on the information given in response to Item 9(b), summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Fund’s “Principal investment strategies” discloses that the Fund “may take full advantage of the entire range of maturities and durations, and may adjust the average maturity or duration of the fund’s investments from time to time.” The Registrant believes that this disclosure meets the requirements of Item 4(a) of Form N-1A and respectfully declines to make any changes in response to this Comment.

6.

The Fund’s “Principal investment strategies” states that the Fund may “engage in a variety of transactions using derivatives in order to change the investment characteristics of its portfolio (such as shortening or lengthening duration) and for other purposes.” Please revise the Fund’s disclosure to specify the nature of those transactions. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

Response:

The Registrant believes that the current disclosure is consistent with the letter from Barry Miller cited in the Comments. The Fund’s “Principal investment strategies” section notes when the Fund may use derivatives (i.e., to change the investment characteristics of its portfolio, such as shortening or lengthening duration). In addition, the “More on the fund’s investment strategies, investments and risks – Derivatives” section provides a discussion of the risks associated with the specific types of derivatives the Fund may use.

7.

“Commodities Risk” is identified as a principal risk of investing in the Fund. Please explain in the “Principal Investment Strategies” section how the Fund will invest in commodities, for example, explain whether the Fund will have a Cayman subsidiary.

Response:	The Registrant respectfully directs the Staff to the Fund’s “Principal investment strategies” section, which generally references futures contracts. The Fund does

July 22, 2020

not presently intend to obtain exposure to commodities through a commodity subsidiary. Accordingly, the Fund believes that the Fund’s current disclosure sufficiently describes how the Fund will invest in commodities.

8.

Please clarify the meaning of the phrase “or other means” found in “Commodities risk”: “[t]he Fund’s ability to gain exposure to commodities using derivatives, or other means, may be limited by tax considerations.”

Response:

The Registrant respectfully submits that “or other means” refers to the possibility that the Fund may obtain commodity exposure other than by using derivatives. For example, by direct purchase, or via an underlying fund or ETF. The Registrant does not currently expect the Fund to obtain commodity exposure through such means or to an extent that amounts to a principal investment strategy. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

9.	Please limit the Item 5 disclosure to that required and permitted by Item 5 of Form N-1A. See the relevant Form N-1A instructions about not including additional information.

Response:	The requested change has been made.

10.	Please revise the disclosure in the “More on the fund’s investment strategies, investments and risks” section to clarify which strategies and risks are principal and which are non-principal items.

Response:

The Registrant respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund has taken a layered approach to its disclosure of investment risks that it believes is consistent with the requirements for Form N-1A. The Fund’s principal investment strategies and principal risks are identified under the headings “Principal investment strategies” and “Principal risks,” respectively, in Item 4, while more information on such strategies and risks is provided in the section titled “More on the fund’s investment strategies, investments and risks” in Item 9.

11.

Please revise the disclosure under “More on the fund’s investment strategies, investments and risks” to state that the Fund will provide 60 days’ notice to shareholders if the Fund’s investment objective is changed, if applicable.

Response:

The Registrant respectfully declines to make this change as it does not apply to the Fund. The Registrant notes that the Fund’s investment objective is a non-fundamental policy and, as noted in the “More on the Fund’s investment strategies, investments and risks” section, may be changed by the Board without shareholder approval and on notice to shareholders.

July 22, 2020

12.

With respect to the “Principal Investment Strategies” disclosure in the Prospectus, please clarify whether the Fund invests, as a principal investment strategy, in loans and, if so, add the applicable principal investment strategy disclosure.

Response:

The Registrant respectfully submits that the Fund’s investment in loans, other than exposure through mortgage-backed securities, is not expected to represent more than 5% of the Fund’s net assets. The Fund’s “Principal investment strategies” section currently states that the Fund “may invest a substantial portion of its assets in mortgage-backed and asset-backed securities.” Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

13.	Please advise the Staff in the Fund’s response letter the extent the Fund will invest in loans and, in particular, covenant lite loans. Upon review, we may have further comments.

Response:

The Registrant currently expects the Fund’s investment in loans to represent less than 5% of the Fund’s net assets. In addition, because the Fund currently anticipates that it will generally only purchase debt securities that are rated in the Baa or BBB categories or above at the time of purchase, the Fund currently expects its investments in covenant lite loans to be less than 5% as very few covenant lite loans are rated Baa or BBB or above.

14.	Please remove the statement “This page is not part of the prospectus” under the heading “Legg Mason Funds Privacy and Security Notice.”

Response:

The Registrant directs the Staff’s attention to Reg-SP 248.9(c)(2), which states that a fund’s privacy policy may be delivered with or in a prospectus. There is a cost savings for the Fund and ultimately to shareholders to have the privacy policy bound into the printed prospectus. It is the Registrant’s position that any violations of, or liability associated with, the privacy policy are governed by Reg-SP and not the Securities Act of 1933, as amended, and thus it is important to designate that the privacy policy is not part of the prospectus. The Registrant respectfully declines to remove the relevant statement.

SAI Comments

15.

Under the heading “Investment Professional Compensation” in the SAI, please disclose the benchmark that will be used to measure portfolio manager performance for the purpose of measuring bonuses as required by Item 20(b) of Form N-1A.

Response:	The Registrant has revised the relevant sentence in the SAI to read as follows:

The principal factor considered is an investment professional’s investment performance versus appropriate peer groups and benchmarks (~~e.g.~~ i.e., a

July 22, 2020

securities index and with respect to the Fund, the benchmark set forth in the Fund’s Prospectus to which the Fund’s average annual total returns are compared or, if none, the benchmark set forth in the Fund’s annual report).

The Registrant also confirms that to the extent that a portfolio manager’s compensation is based on a benchmark other than the Fund’s benchmark, the Fund will identify it in the SAI.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann